Free Writing Prospectus Registration Statement No. 333-131266 Dated May 6, 2008 Filed pursuant to Rule 433

Contacts:	Jennifer Sala Morgan Stanley 212.762.6885 Mike MacMillan MacMillan Communications 212.473.4442 mike@macmillancom.com

MORGAN STANLEY LAUNCHES DOUBLE LONG AND SHORT
EURO EXCHANGE-TRADED NOTES

Van Eck Global Named Exclusive Marketer

NEW YORK, (May 7, 2008) – Morgan Stanley announced today that it will issue two exchange-traded notes, Market Vectors-Double Long Euro ETN (ticker: URR) and Market Vectors-Double Short Euro ETN (ticker: DRR), which will be traded on NYSE Arca. The exchange-traded notes (ETNs) seek to provide leveraged directional exposure to the euro/U.S. dollar exchange rate, and are the first Market Vectors leveraged index products.

The Double Long Euro ETN (URR) is designed to offer an investable alternative to a two-times leveraged, long investment in the euro. The underlying index is the Double Long Euro Index (ticker: DLONGEUR), which was developed by Morgan Stanley and is maintained by Standard & Poor’s.  As the Index is two-times leveraged, for every 1% strengthening of the euro relative to the U.S. dollar, the level of the Index will generally increase by 2%, while for every 1% weakening of the euro relative to the U.S. dollar, the Index will generally decrease by 2%.

The Double Short Euro ETN (DRR) is designed to offer an investable alternative to a two-times leveraged, short investment in the euro. The underlying index is the Double Short Euro Index (ticker: DSHRTEUR), which was developed by Morgan Stanley and is maintained by Standard & Poor’s.  As the Index is two-times leveraged, for every 1% weakening of the euro relative to the U.S. dollar, the level of the Index will generally increase by 2%, while for every 1% strengthening of the euro relative to the U.S. dollar, the Index will generally decrease by 2%.

“Market Vectors’ new leveraged index products should appeal to investors who are interested in doubling short-term movements in the markets or employing hedging strategies to manage risk,”  said Jan van Eck, Principal of Van Eck Global.  “These ETNs provide investors a more capital-efficient way to take directional positions on the euro.”

“With investors increasingly looking for new vehicles to access currencies, we are excited to provide a simple way for investors to express a leveraged bullish or bearish view on the euro,” said Jeffrey Barany, Managing Director Structured Product Origination at Morgan Stanley.

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Market Vectors Currency ETNs are senior, unsecured debt securities of Morgan Stanley that deliver exposure to the exchange rate of a specific foreign currency. The ETNs are issued by Morgan Stanley and New York-based investment manager Van Eck Global is the exclusive marketer.  Investors may trade ETNs on an exchange at market price or receive, at maturity (including upon acceleration) or upon early redemption¹, a cash payment from the issuer based on the applicable index performance, less investor fees.

The Double Long Euro ETN and the Double Short Euro ETN join Market Vectors’ line of currency ETNs, introduced in March of this year with the launch of the Market Vectors-Chinese Renminbi/USD ETN (CNY) and the Market Vectors-Indian Rupee/USD ETN (INR).

1You must own a large block of ETNs, typically 50,000 units, in order to request early redemption.

Potential investors can get information on these ETNs by visiting marketvectorsETNs.com.

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About Morgan Stanley
Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 33 countries.

About Van Eck Global

Van Eck Global was founded in 1955.  Under Van Eck’s Market Vectors brand, the firm offers 13 ETFs and two additional ETNs.  Market Vectors exchange-traded products had an aggregate total of over $5.1 billion in assets under management as of March 31, 2008.

Van Eck has a 50+ year tradition of offering global investment choices in hard assets, emerging markets, precious metals including gold, and other specialized asset classes.  Van Eck Global investment products are designed for investors seeking innovative choices for portfolio diversification.

Morgan Stanley, the issuer of the Market Vectors Currency ETNs, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Morgan Stanley has filed with the SEC for more complete information about the issuer and the offering of the Market Vectors Currency ETNs. You may get these documents for free by visiting the Van Eck Securities Corporation Web site at marketvectorsETNS.com or EDGAR on the SEC Web site at sec.gov. Alternatively, you may request a free copy of the prospectus by calling Van Eck Securities Corporation at 1.888.MKT.VCTR; you may also request a copy from Morgan Stanley or any other dealer participating in this offer.

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